
SembCorp
Industries

Co Regn No: 199802418D

RECEIVED
2005 MAY 10 A 8:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

26 April 2005





05007842

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Enc

C:jesstan/MasnetAnn/SECltr


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	26-Apr-2005 17:35:01
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

1. RESOLUTIONS PASSED BY SHAREHOLDERS AT SEVENTH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING 2. RETIREMENT OF MR TETSURO KAWAKAMI AS DIRECTOR

Description

1. RESOLUTIONS PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' SEVENTH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, SembCorp Industries wishes to announce that at the Seventh Annual General Meeting and Extraordinary General Meeting of the Company held on April 26, 2005, the proposed resolutions as set out in the Notices of the Seventh Annual General Meeting and Extraordinary General Meetings were duly passed, without any modification.

2. RETIREMENT OF MR TETSURO KAWAKAMI AS DIRECTOR

At the Seventh Annual General Meeting held on April 26, 2005, Mr Tetsuro Kawakami who did not seek re-election retired pursuant to Section 153(2) of the Companies Act, Cap. 50.

The Board and Management wish to thank him for his guidance and contributions as a Director of the Company.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary

April 26, 2005

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